

May 29, 2013

Via E-mail
Vincent Lok
Chief Financial Officer
Teekay Corporation
4th Floor, Belvedere Building, 69 Pitts Bay Road
Hamilton, HM 08, Bermuda

>   **Re: Teekay Corporation**
>   **Form 20-F for Fiscal Year Ended December 31, 2011**
>   **Filed on April 25, 2012**
>   **Form 6-K Filed on February 26, 2013**
>   **File No. 001-12874**

Dear Mr. Lok:

We have reviewed your response letter dated April 19, 2013 and have the following comments.

Please respond to this letter within 10 business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 6-K Filed on February 26, 2013

1. You state in the response to comment 1 that earlier in 2012 you estimated, based on then available information, that a recovery of the conventional crude tanker market could begin in the latter part of 2012 or early 2013, but by the fourth quarter of 2012 it was apparent that such a recovery likely would not occur in this timeframe. Please tell us the information that was available in early 2012 that lead you to believe at that time that a recovery could begin in the latter part of 2012 or early 2013 and how this information subsequently changed or was not apparent and when it changed or was no longer apparent to you.

2. In connection with the comment below, it appears that your outlook in early 2012 of a later recovery in regard to the vessels that were impaired in 2012 is contrary to or inconsistent with your outlook at the end of fiscal 2011 in regard to vessels that were impaired in 2011. Please reconcile for us these divergent outlooks existing at or about the same time.

3. You disclosed in the 2011 Form 20-F that the reason for the impairment of the eight conventional tankers in 2011 aggregating approximately $112 million was due in part to a general decline in the future outlook for shipping and the global economy combined with delayed optimism on when the recovery may occur. You stated in the response to prior comment 1 that the impairment recorded on the 19 conventional tankers in the fourth quarter of 2012 aggregating approximately $405 million was due in part to your revised outlook in that period that the recovery you had anticipated would be delayed. In connection with the above comment, please explain to us why the vessels impaired in 2012 were not determined to be impaired in 2011 or earlier in 2012 than the fourth quarter when delayed optimism of the recovery affecting them appeared to exist in fiscal 2011. Also, tell us why your disclosed view associated with the 2011 impairments of the continuing weak tanker market largely caused by an oversupply of vessels relative to demand and a continued decline in the fair market value of vessels were not indicators of impairment in 2011 or earlier in 2012 than the fourth quarter for the vessels that were impaired in 2012.

4. You state in the response to prior comment 1 that adjustments were made to your quantitative models in the fourth quarter such that the undiscounted cash flows of each vessel that failed the first step of the impairment test were marginally less than the vessel's carrying value. Please explain to us in detail what adjustments were made, why you believe such adjustments were necessary and why such adjustments were not necessary or appropriate at an earlier point of time in 2012 or in 2011.

5. You state in the response to prior comment 1 that based on impairment tests conducted prior to the fourth quarter of 2012 you determined that the undiscounted cash flows for the vessels that were impaired in the fourth quarter of 2012 were greater than their carrying values at the dates of the test and, therefore, no impairment was required to be recorded. In connection with the above comment, please tell us why your estimates of undiscounted cash flows for these vessels in periods prior to the fourth quarter of 2012 were reasonable.

6. You state in the response to comment 1 that you recognize that certain aspects of the three examples given in the response that contributed to the impairment in the fourth quarter of 2012 were, in part, present in the third quarter of 2012, and that indicators of impairment existed in prior quarters, including the third quarter of 2012, that caused you to conduct impairment tests. Please tell us the extent that each of these examples and indicators existed within each quarter during 2012 and the weight given to each in your impairment assessment performed in each period.

7. You state in the response to comment 1 that increases in the fuel efficiency of new vessels being constructed caused you to assess the potential implications of this development on your cash flow estimates, particularly as to the discrimination impact on vessels nearing the end of their useful life. You also state that during the fourth quarter of 2012 you became aware of an increasing interest in ordering these new vessels through industry research and discussions with shipyards. We note that you had a number of new vessels delivered in recent years and had a number of newbuildings on order at December 31, 2011. Given your recent experience with new vessels, it is not clear why the implications on your cash flow estimates of fuel

efficiency of new vessels was not considered to be an impact prior to the fourth quarter of 2012 in your impairment assessments for 2011 and earlier in 2012. Please advise. Also, tell us the weight given to this impact on your assessment of impairment made in each quarter of 2012 and at the end of fiscal 2011.

8. Please tell us how the impaired vessels indicated in the response to comment 1 relate to (i.e., were included in) the table on page 63 of the 2011 Form 20-F. If not included, please explain why.

9. Please tell us whether any of the impaired vessels indicated in the response to comment 1 were idle during fiscal 2012, and if so, the aggregate number of days idle for the year, the number of days idle in each quarter and the reason for being idle.

Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief